EXHIBIT 99.1

Cummins to Purchase Remaining Shares in the former Cummins Westport Joint Venture from Westport Fuel Systems

COLUMBUS, Ind. and VANCOUVER, British Columbia, Feb. 07, 2022 (GLOBE NEWSWIRE) -- Cummins Inc. (NYSE: CMI) and Westport Fuel Systems Inc. (“Westport”) (TSX:WPRT | Nasdaq:WPRT) have agreed to a share purchase agreement for the sale of Westport’s stake in the Cummins Westport Joint Venture (“JV”) with CMI continuing to operate the business as the sole owner. As previously reported, the Cummins Westport Inc. joint venture agreement terminated effective December 31, 2021.

As part of the agreement, Cummins also will buy Westport’s interest in the JV’s intellectual property, developed by the JV in support of the JV’s spark ignited engines, with proceeds to Westport of US$20,000,000.

Cummins and Westport have also agreed to conduct an initial technical assessment of Westport’s hydrogen high pressure direct injection system (“H2 HPDI™”) for potential use on CMI’s hydrogen applications.

About Cummins Inc.

Cummins Inc., a global power leader, is a corporation of complementary business segments that design, manufacture, distribute and service a broad portfolio of power solutions. The company’s products range from diesel, natural gas, electric and hybrid powertrains and powertrain-related components including filtration, aftertreatment, turbochargers, fuel systems, controls systems, air handling systems, automated transmissions, electric power generation systems, batteries, electrified power systems, hydrogen generation and fuel cell products. Headquartered in Columbus, Indiana (U.S.), since its founding in 1919, Cummins employs approximately 57,800 people committed to powering a more prosperous world through three global corporate responsibility priorities critical to healthy communities: education, environment and equality of opportunity. Cummins serves its customers online, through a network of company-owned and independent distributor locations, and through thousands of dealer locations worldwide and earned about $1.8 billion on sales of $19.8 billion in 2020. Learn more at cummins.com.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Contacts:

Jon Mills, Cummins Inc.	Christian Tweedy, Westport Fuel Systems Inc.
+1 317-658-4540	+1 604-718-2046
Jon.mills@cummins.com	invest@wfsinc.com

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding growth in the heavy-duty LNG truck market, the factors responsible for such growth, and the continued development and production of HPDI 2.0 injectors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, it’s duration, effects and government responses thereto, the general economy, solvency, governmental policies and regulation, the demand for HPDI 2.0 injectors, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. In addition, the effects and the impact of the COVID-19 outbreak, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.